UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008.

Commission File Number 000-51559

STEALTHGAS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the release issued by StealthGas Inc. on February 20, 2008.

STEALTHGAS INC. REPORTS FOURTH QUARTER AND FULL-YEAR

2007 RESULTS AND ANNOUNCES QUARTERLY CASH DIVIDEND OF

$0.1875 PER COMMON SHARE

ATHENS, GREECE, February 20, 2008. STEALTHGAS INC. (NASDAQ: GASS), a ship-owning company serving the liquefied petroleum gas (LPG) sector of the international shipping industry, announced today its unaudited financial and operating results for the three and twelve months ended December 31, 2007.

Fourth Quarter 2007 Results:

For the fourth quarter of 2007, voyage revenues amounted to $26.1 million and net income was $6.2 million, an increase of $5.7 million, or 27.9%, and an increase of $1.4 million, or 29.2%, respectively, from voyage revenues of $20.4 million and net income of $4.8 million for the fourth quarter of 2006.

Basic and diluted earnings per share calculated on 22,114,105 basic weighted average number of shares and 22,169,235 diluted weighted average number of shares were $0.28 for the fourth quarter of 2007 as compared to basic and diluted earnings per share of $0.33, calculated on 14,400,000 basic and diluted weighted average number of shares for the fourth quarter of 2006.

Adjusted EBITDA for the fourth quarter of 2007 was $12.0 million, an increase of $1.8 million, or 17.6%, from $10.2 million for the same period of 2006. A reconciliation of Adjusted EBITDA to Net Income and to Net Cash provided by operating activities is set forth below.

For the fourth quarter of 2007, the Company reported a non-cash expense of $1.5 million, which includes an unrealized, non-cash loss of approximately $1.2 million on four previously disclosed interest rate swap arrangements and a provision of approximately $0.3 million for restricted-stock portion of deferred stock-based compensation for the Company’s employees and directors. This compares to an approximately $0.028 million unrealized non-cash loss on three previously disclosed interest rate swap arrangements for the fourth quarter of 2006. Excluding these non-cash items, net income would have been $7.7 million, or $0.35 per share, basic and diluted for the fourth quarter 2007 as compared to $4.8 million, or $0.33 per share, basic and diluted for the fourth quarter of 2006.

An average of 37.5 vessels were owned by the Company in the fourth quarter of 2007, earning an average time-charter equivalent rate of approximately $7,214 per day as compared to 28.0 vessels, earning an average time-charter equivalent rate of $7,323 per day for the same period of 2006.

Full-Year 2007 Results:

For the twelve months ended December 31, 2007, voyage revenues amounted to $90.0 million and net income was $22.5 million, an increase of $16.7 million, or 22.8%, and an increase of $4.0 million, or 21.6%, respectively, from voyage revenues of $73.3 million and net income of $18.5 million for the twelve months ended December 31, 2006.

Basic and diluted earnings per share calculated on 17,900,576 basic weighted average number of shares and 17,943,346 diluted weighted average number of shares were $1.26 for the twelve months ended December 31, 2007 as compared to basic and diluted earnings per share of $1.31, calculated on 14,161,096 basic and diluted weighted average number of shares for the twelve months ended December 31, 2006.

Adjusted EBITDA for the twelve months ended December 31, 2007 was $45.7 million, an increase of $8.9 million, or 24.3%, from $36.7 million for the same period of 2006. A reconciliation of Adjusted EBITDA to Net Income and to Net Cash provided by operating activities is set forth below.

For the twelve months ended December 31, 2007, the Company reported a non-cash expense of $3.9 million, which includes an unrealized, non-cash loss of $2.6 million on four previously disclosed interest rate swap arrangements and approximately $1.3 million of share-based compensation expense related to restricted share awards granted to the Company’s employees and directors during the twelve months ended December 31, 2007 as compared to 2006, where the Company reported a non-cash loss of $0.2 million on four previously disclosed interest rate swap arrangements. Excluding these non-cash items, net income would have been $26.4 million, or $1.47 per share, basic and diluted for the twelve months ended December 31, 2007, as compared to $18.7 million, or $1.32 per share, basic and diluted for the twelve months ended December 31, 2006.

An average of 32.8 vessels were owned by the Company in the twelve months ended December 31, 2007, earning an average time-charter equivalent rate of approximately $7,129 per day as compared to 25.9 vessels earning an average time-charter equivalent rate of $7,174 per day for 2006.

CEO Harry Vafias commented

“We are very pleased to report another very solid quarter in terms of financial performance and to highlight once again the sound financial base upon which the Company is being developed.

The fourth quarter saw us continue to expand our fleet of handy size LPG carriers thus continuing our policy of being the market leader in this sector which continues to have extremely strong fundamentals over the next two to three years. We also took the decision to deploy a limited amount of the capital we raised last July in the accretive acquisition of two new product carriers which are being deployed on long term secure bare boat charters thus ensuring their steady contribution to earnings over the next seven years. However as can be evidenced by our ongoing financial structure this limited use of equity in these two vessels in no way hinders our ability to continue to expand our presence in our core sector something I am confident we will continue to achieve during 2008 and beyond.

Overall I am pleased to report continued increases in revenue, EBITDA and net income both in the fourth quarter and for 2007 as a whole, where revenues grew by 22.8%, operating profit was up by 28.8% and net income increased from $18.5 million to $22.5 million.

Finally with some 90% of our fleet fixed on period charter for the remainder of 2008, several of which vessels we announced during last year would commence or recommence much improved charter rates during this year, we look forward with confidence not only to continuing to expand the business during 2008, but we expect to achieve further attractive growth in our financial performance during this time.”

CFO Andrew Simmons commented.

We remain well placed financially to continue upon the growth path embarked upon by the Company when it went public in October 2005. With our existing cash resources, as well as the expected improved cash generation by the Company in 2008, along with our low level of gearing, with net debt to capitalization standing at just 23.3% at the end of last year, we are well positioned to facilitate the expansion of the business we expect to achieve during 2008 and beyond, something to date we have more than adequately demonstrated we are able to achieve while at the same time maintaining a very sound financial structure, backed up by a secure and transparent earnings stream.

Quarterly Dividend:

At today’s meeting, the Company’s Board of Directors declared a quarterly cash dividend of $0.1875 per common share, payable on March 6, 2008 to shareholders of record on February 29, 2008.

This is the ninth consecutive quarterly dividend since the company went public in October 2005. Since then, the Company has declared quarterly dividends aggregating $1.6875 per common share.

Fleet Developments:

During the fourth quarter of 2007, the Company took delivery of two LPG Carriers it had previously agreed to acquire, the M/V “Gas Sophie” on October 15, 2007, and the M/V “Gas Haralambos” on October 30, 2007, expanding its fleet to 38 vessels, with an aggregate carrying capacity of 164,429 cubic meters (cbm).

The M/V “Gas Sophie” is a 1995 built, 3,500 cbm Fully Pressurized (“F.P.”) LPG carrier. Upon its delivery, it was deployed on time charter for 12 months to an international gas trader.

The M/V “Gas Haralambos” is a 2007 built, 7,000 cbm Fully Pressurized (“F.P.”) LPG carrier. Upon its delivery, it was deployed on a 2 year time charter to a major international commodity trader.

As previously announced, the Company has an agreement to acquire an additional LPG carrier, the M/V “Gas Premiership”, a 2001 built, 7,200 cbm, Fully Pressurized (“F.P”) vessel with expected delivery in February 2008. Once this acquisition is complete, and following the sales of the three vessels described below, the Company’s fleet will be composed of 36 LPG carriers with an aggregate carrying capacity of 160,286 cbm.

On November 19, 2007, the Company announced that it reached an agreement to sell to an unaffiliated entity on an en bloc basis the M/V “Gas Oracle”, the M/V Gas “Renovatio” and the M/V Gas “Nemesis”. The aggregate sale price of these vessels was $27.3 million. On January 28, 2008 the Gas “Oracle” was delivered to her new owners and on January 29, 2008, the Gas “Nemesis” was delivered to her new owners. Delivery of the Gas “Renovatio” to her new owners is expected by the end of February 2008.

On December 6, 2007, the Company announced that it had agreed to acquire from an unaffiliated entity two new 47,000 deadweight M.R. type product tankers ex- yard for delivery in 2008. The first of these vessels the Navig8 Fidelity was delivered to the Company on January 9, 2008 while the second the Navig8 Faith is scheduled for delivery on February 21, 2008.

Fleet Profile and Fleet Deployment:

The table below show the Company’s fleet development and deployment as of today:

LPG Carrier Fleet

Vessel	Vessel Size (cbm)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration(1)
CURRENT FLEET
Gas Cathar	7,517	F.P.	2001	Oct-05	Time Charter	Aug-08
Gas Haralambos	7,000	F.P.	2007	Oct-07	Time Charter	Oct-09
Gas Marathon	6,572	F.P.	1995	Nov-05	Bareboat	Oct-09
Gas Chios (2)	6,562	F.P.	1991	Oct-05	Time Charter	Mar-10
Gas Amazon	6,526	F.P.	1992	May-05	Time Charter	Nov -08
Gas Flawless	6,300	F.P.	2007	Feb-07	Time Charter	Feb-09
Gas Monarch	5,018	F.P.	1997	Dec-05	Bareboat	Jun-10
Lyne (3)	5,014	F.P.	1996	May-06	Bareboat	May-09
Gas Emperor (4)	5,013	F.P.	1995	Feb-05	Time Charter	Jun-08
Birgit Kosan	5,012	F.P.	1995	Apr-05	Bareboat	Oct-11
Catterick (5)	5,001	F.P	1995	Nov-05	Time Charter	Jan-09
Sir Ivor (6)	5,000	F.P.	2003	May-06	Bareboat	May-09
Gas Icon (7)	5,000	F.P.	1994	Jun-07	Time Charter	Jul-10
Gas Kalogeros (8)	5,000	F.P.	2007	Jul-07	Time Charter	Apr-10
Gas Sincerity (9)	4,123	F.P.	2000	Nov-05	Time Charter	Jul-09
Gas Spirit (10)	4,112	F.P.	2001	Dec-05	Time Charter	Jun-10
Gas Zael (11)	4,111	F.P.	2001	Dec-05	Time Charter	Mar-09
Gas Courchevel	4,109	S.R.	1991	Nov-04	Time Charter	Mar-08
Gas Prophet (12)	3,556	F.P.	1996	Oct-04	Bareboat	Sep-09
Gas Shanghai (13)	3,526	F.P.	1999	Dec-04	Time Charter	Sep-09
Sea Bird II	3,518	F.P.	1996	May-07	Bareboat	May-09
Gas Evoluzione	3,517	F.P.	1996	Jul-07	Time Charter	Aug-08
Gas Czar (14)	3,510	F.P.	1995	Feb-06	Time Charter	Dec-08
Gas Sophie	3,500	F.P.	1995	Oct-07	Time Charter	Oct-08
Gas Legacy (15)	3,500	F.P.	1998	Oct-05	Time Charter	Apr-10
Gas Fortune (16)	3,500	F.P.	1995	Feb-06	Time Charter	Dec-08
Gas Eternity (17)	3,500	F.P.	1998	Mar-06	Bareboat	Apr-10
Gas Sikousis (18)	3,500	F.P.	2006	Aug-07	Time Charter	May-09
Gas Artic	3,434	S.R.	1992	Apr-05	Bareboat	Apr-09
Gas Ice (19)	3,434	S.R.	1991	Apr-05	Bareboat	Apr-11
Gas Renovatio (20) (23)	3,313	F.P.	1997	May-07	Time Charter	Jan-09
Chiltern	3,312	F.P.	1997	Jun-07	Bareboat	Apr-08
Batangas	3,244	F.P.	1995	Jun-06	Bareboat	Jul-08
Gas Crystal	3,211	S.R.	1990	Nov-05	Time Charter	Jul-08
Gas Prodigy (21)	3,014	F.P.	1995	Oct-05	Time Charter	Dec-08
Gas Tiny	1,320	S.R.	1991	Oct-04	Time Charter	Oct-09
FLEET TOTAL: 36 VESSELS	156,399 cbm
Additional Vessels (with expected delivery date)
Gas Premiership (22)	7,200	F.P.	2001	Feb-08	Time Charter	Feb-12
TOTAL LPG CARRIERS FLEET: 37 VESSELS	163,699 cbm

Product Tanker Fleet

Vessel	Vessel Size (dwt)	Vessel Type	Year Built	Delivered To GASS	Employment Status	Charter Expiration(1)
Navig8 Fidelity	47,000	MR Product Tanker	2008	Jan-08	Bareboat	Jan-15
Navig8 Faith	47,000	MR Product Tanker	2008	Feb-08	Bareboat	Feb-15
TOTAL MR PRODUCT TANKER FLEET: 2 VESSELS	94,000 dwt
Grand Total: 39 Vessels
•	F.P.: Fully-Pressurized
•	S.R.: Semi-Refrigerated
•	M.R.: Medium Range
(1)	Earliest date charters could expire. Most charters include options to shorten or extend their term.
(2)	Gas Chios is currently employed under a time charter expiring in March 2008, which has been extended until March 2010.
(3)	Lyne is employed under a bareboat charter until May 2009. Thereafter, at the charterer’s option, the bareboat charter can be extended for an additional year.
(4)	Gas Emperor is currently employed under a time charter until June 2008, Thereafter she will be employed under a new 4 year time charter to a major international gas operator until June 2012.
(5)	Catterick is currently employed under a time charter with an initial term expiring in January 2008, which has been extended to January 2009.
(6)	Sir Ivor is employed under a bareboat charter until May 2009. Thereafter, at the charter’s option, the bareboat charter can be extended for an additional year.
(7)	Gas Icon is currently employed under a time charter with an initial term expiring in July 2008, which has been extended for two years until July 2010.
(8)	Gas Kalogeros is currently employed under a time charter until May 2008, which has been extended to April 2010.
(9)	Gas Sincerity is currently employed under a time charter until July 2008, which has been extended to July 2009.
(10)	Gas Spirit is currently employed under a time charter until June 2008, which has been extended to June 2010.
(11)	Gas Zael is currently employed under a time charter until March 2008, which has been extended to March 2009.
(12)	Gas Prophet has for the three year duration of bareboat charter been renamed the M.T. Ming Long.
(13)	Gas Shanghai is currently employed under a time charter until September 2008, which has been extended until September 2009.
(14)	Gas Czar is currently employed under a time charter until December 2007. Thereafter, she will be employed under a new time charter until December 2008.
(15)	Gas Legacy is currently employed under a time charter until April 2008, which has been extended for two years until April 2010.
(16)	Gas Fortune is currently employed under a time charter expiring in December 2007, which has been extended ntil December 2008.
(17)	Gas Eternity has for the duration of bareboat charter been renamed the M.T. Yu Tian 9.
(18)

Gas Sikousis is currently employed under a time charter until May 2009. Thereafter, at the charterer’ option, the time charter can be extended for two one-year periods, the first one to be negotiated in May 2009.

(19)	Gas Ice is currently employed under a bareboat charter until April 2008. Thereafter, she will be employed under a new three year bareboat charter, until April 2011.
(20)	Gas Renovatio is currently employed under a time charter until January 2008, which has been extended for twelve months until January 2009.
(21)	Gas Prodigy is currently employed under a time charter expiring in December 2007, which has been extended until December 2008.
(22)	Gas Premiership will commence a four year charter upon expected delivery in February 2008 expiring in February 2012.

(23) Gas Renovatio is contracted to be sold for delivery with her current charter attached during January, 2008.

Fleet Data:

The following key indicators highlight the Company’s operating performance during the fourth quarters ended December 31, 2007 and December 31, 2006.

FLEET DATA	Q4 2007	Q4 2006
Average number of vessels (1)	37.5	28.0
Period end number of vessels in fleet	38.0	28.0
Total calendar days for fleet (2)	3,453	2,576
Total voyage days for fleet (3)	3,404	2,564
Fleet utilization (4)	98.6%	99.5%
Total charter days for fleet (5)	3,238	2,281
Total spot market days for fleet (6)	166	283

AVERAGE DAILY RESULTS	Q4 2007	Q4 2006
Time Charter Equivalent – TCE (7)	$7,214	$7,323
Vessel operating expenses (8)	2,313	2,113
Management fees	343	320
General and administrative expenses	414	568
Total operating expenses (9)	2,727	2,682

The following key indicators highlight the Company’s operating performance during the twelve months ended December 31, 2007 and December 31, 2006.

FLEET DATA	12M 2007	12M 2006
Average number of vessels (1)	32.8	25.9
Period end number of vessels in fleet	38.0	28.0
Total calendar days for fleet (2)	11,986	9,451
Total voyage days for fleet (3)	11,871	9,346
Fleet utilization (4)	99.0%	98.9%
Total charter days for fleet (5)	11,170	8,209
Total spot market days for fleet (6)	701	1,137

AVERAGE DAILY RESULTS	12M 2007	12M 2006
Time Charter Equivalent – TCE (7)	$7,129	$7,174
Vessel operating expenses (8)	2,122	2,061
Management fees	344	325
General and administrative expenses	419	366
Total operating expenses (9)	2,541	2,426

1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

2) Total calendar days are the total days the vessels were in our possession for the relevant period including off-hire days associated with major repairs, drydockings or special or intermediate surveys.

3) Total voyage days for fleet reflect the total days the vessels were in our possession for the relevant period net of off-hire days associated with major repairs, drydockings or special or intermediate surveys.

4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.

5) Total time charter days for fleet are the number of voyage days the vessels in our fleet operated on time charters for the relevant period.

6) Total spot market charter days for fleet are the number of voyage days the vessels in our fleet operated on spot market charters for the relevant period.

7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.

8) Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

9) Total operating expenses, or TOE, is a measurement of our total expenses associated with operating our vessels. TOE is the sum of vessel operating expenses and general and administrative expenses. Daily TOE is calculated by dividing TOE by fleet calendar days for the relevant time period.

Adjusted EBITDA Reconciliation:

Adjusted EBITDA represents net earnings before interest, taxes, depreciation, amortization and amortization of fair value of acquired time charters. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by the United States generally accepted accounting principles, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies in the shipping or other industries.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and liquidity position and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.

Adjusted EBITDA reconciliation for the quarters ended December 31, 2007 and December 31, 2006:

(figures in US $)	Q4 2007	Q4 2006
Net Cash Provided By Operating Activities	$19,445,999	$5,978,537
Net increase in current assets, excluding cash	708,520	612,443
Net decrease / (increase) in current liabilities, excluding short-term portion of long term debt.	(8,411,100)	1,652,483
Interest income	(684,741)	(226,324)
Interest and finance costs, net	2,422,868	2,239,484
Amortization of finance fees	(16,675)	(8,829)
Share based compensation	(334,363)	—
Change in fair value of derivatives	(1,123,653)	(28,777)
Adjusted EBITDA	$12,006,855	$10,219,017

(figures in US $)	Q4 2007	Q4 2006
Net Income	$6,226,442	$4,817,976
Plus interest and finance costs	2,422,868	2,239,484
Less Interest income	(684,741)	(226,324)
Plus Depreciation	4,614,070	3,607,787
Plus Amortization of fair value of acquired time charters	(571,784)	(219,906)
Adjusted EBITDA	$12,006,855	$10,219,017

Adjusted EBITDA reconciliation for the twelve months ended December 31, 2007 and December 31, 2006:

(figures in US $)	12M 2007	12M 2006
Net Cash Provided By Operating Activities	$47,704,497	$33,224,984
Net increase in current assets, excluding cash	1,310,711	1,993,989
Net (increase) in current liabilities, excluding short-term portion of long term debt.	(7,334,112)	(5,364,946)
Interest income	(1,888,070)	(735,090)
Interest and finance costs	9,831,404	7,705,602
Amortization of finance fees	(74,708)	(46,080)
Net income of vessel acquired from the Vafias Group	—	99,870
Share based compensation	(1,324,743)	—
Change in fair value of derivatives	(2,573,992)	(192,664)
Adjusted EBITDA	$45,650,987	$36,685,665

(figures in US $)	12M 2007	12M 2006
Net Income	$22,538,107	$18,492,509
Plus interest and finance costs	9,831,404	7,705,602
Less Interest income	(1,888,070)	(735,090)
Plus depreciation	16,546,692	13,058,316
Plus Amortization of fair value of acquired time charters	(1,377,146)	(1,835,672)
Adjusted EBITDA	$45,650,987	$36,685,665

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1888 935 4577 (US Toll Free Dial In) or 0800 028 1243 (UK Toll Free Dial In). Please quote “STEALTHGAS”.

In case of any problems with the above numbers, please dial +1 718 354 1385 (US Toll Dial In), or +44 (0)20 7806 1950 (Standard International Dial In). Please quote “STEALTHGAS”.

A telephonic replay of the conference call will be available until February 27, 2008 by dialing 1866 239 0765 (US Toll Free Dial In), 0800 559 3271 (UK Toll Free Dial In) or +44 (0)20 7806 1970 (Standard International Dial In). Access Code: 4307550#

Slides and audio webcast:

There will also be a live -and then archived webcast of the conference call, through the STEALTHGAS INC. website (www.stealthgas.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

STEALTHGAS INC.

Condensed Unaudited Consolidated Statement of Income

(Expressed in United States Dollars)

	Three Months Ended December 31,		Year Ended December 31,
	2006	2007	2006	2007
Revenues
Voyage revenues	$20,424,199	$26,129,276	$73,259,369	$89,995,123
Expenses
Voyage expenses	1,648,840	1,571,873	6,213,804	5,369,546
Vessels’ operating expenses	5,444,135	7,986,348	19,474,344	25,435,578
Dry-docking costs	545,455	197,388	2,243,395	314,181
Management fees	824,896	1,182,900	3,068,609	4,126,610
General and administrative expenses	1,464,036	1,428,551	3,457,688	5,024,912
Depreciation	3,607,787	4,614,070	13,058,316	16,546,692
Total expenses	13,535,149	16,981,130	47,516,156	56,817,519
Income from operations	6,889,050	9,148,146	25,743,213	33,177,604
Other income and (expenses)
Interest and finance costs	(2,239,484)	(2,422,868)	(7,705,602)	(9,831,404)
Change in fair value of derivatives	(28,777)	(1,123,653)	(192,664)	(2,573,992)
Interest income	226,324	684,741	735,090	1,888,070
Foreign exchange loss	(29,137)	(59,924)	(87,528)	(122,171)
Other expenses, net	(2,071,074)	(2,921,704)	(7,250,704)	(10,639,497)
Net income	$4,817,976	$6,226,442	$18,492,509	$22,538,107
Earnings per share
- Basic	$0.33	$0.28	$1.31	$1.26
- Diluted	$0.33	$0.28	$1.31	$1.26
Weighted average number of shares
-Basic	14,400,000	22,114,105	14,161,096	17,900,576
-Diluted	14,400,000	22,169,235	14,400,000	17,943,346

STEALTHGAS INC

Condensed Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	December 31,
	2006	2007
Assets
Current assets
Cash and cash equivalents	$11,146,871	$33,114,872
Trade receivables	1,096,645	2,349,275
Claim receivable	289,922	46,070
Inventories	746,874	836,365
Advances and prepayments	270,370	212,919
Fair value of above market acquired time charter	23,718	—
Restricted cash	4,317,338	7,727,272
Vessels held for sale	—	25,210,568
Total current assets	17,891,738	69,497,341
Non current assets
Advances for vessel acquisitions	3,483,750	12,450,000
Vessels, net	297,950,257	395,095,322
Restricted cash	—	200,000
Deferred finance charges, net of accumulated amortization of $87,424 and $162,132	279,576	350,663
Fair value of derivatives	368,119	—
Total non current assets	302,081,702	408,095,985
Total assets	$319,973,440	$477,593,326
Liabilities and Stockholders’ Equity
Current liabilities
Payable to related party	$2,198,456	$7,846,691
Trade accounts payable	2,049,456	3,406,421
Other accrued liabilities	4,681,488	3,928,028
Customer deposits	660,000	—
Deferred income	2,889,998	3,972,370
Current portion of long-term debt	16,149,600	18,219,156
Total current liabilities	28,628,998	37,372,666
Non current liabilities
Fair value of derivatives	404,021	3,288,989
Customer deposits	1,323,272	5,174,093
Fair value of below market acquired time charter	1,016,281	1,187,417
Long-term debt	124,798,640	127,539,373
Total non current liabilities	127,542,214	137,189,872
Total liabilities	$156,171,212	$174,562,538
Commitments and contingencies	—	—
Stockholders’ equity
Capital stock
5,000,000 preferred shares authorized and zero outstanding with a par value of $0.01 per share 100,000,000 common shares authorized 14,400,000 in 2006 and 22,284,105 in 2007 shares issued and outstanding with a par value of $0.01 per share	144,000	222,841
Additional paid-in capital	150,607,621	281,612,867
Retained earnings	12,826,845	21,650,412
Accumulated other comprehensive income/(loss)	223,762	(455,332)
Total stockholders’ equity	163,802,228	303,030,788
Total liabilities and stockholders’ equity	$319,973,440	$477,593,326

STEALTHGAS INC

Condensed Unaudited Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	December 31,
	2006	2007
Cash flows from operating activities
Net income for the year	$18,492,509	$22,538,107
Items included in net income not affecting cash flows:
Depreciation and amortization	13,104,396	16,621,400
Amortization of fair value of time charter	(1,835,672)	(1,377,146)
Net (income) of vessel acquired from the Vafias Group	(99,870)	—
Share based compensation	—	1,324,743
Change in fair value of derivatives	192,664	2,573,992
Changes in operating assets and liabilities:
(Increase)/decrease in
Trade receivables	(1,083,315)	(1,252,630)
Claim receivable	(454,148)	(26,041)
Inventories	(347,250)	(89,491)
Advances and prepayments	(109,276)	57,451
Increase/(decrease) in
Payable to related party	648,619	5,648,235
Trade accounts payable	1,064,459	1,356,965
Other accrued liabilities	3,046,448	(753,460)
Deferred income	605,420	1,082,372
Net cash provided by operating activities	$33,224,984	$47,704,497
Cash flows from investing activities
Insurance proceeds	164,226	269,893
Advances for vessel acquisitions	(3,483,750)	(12,450,000)
(Increase) in restricted cash account	(2,683,135)	(3,609,934)
Acquisition of vessels	(78,279,709)	(133,846,574)
Net cash (used in) investing activities	$(84,282,368)	$(149,636,615)
Cash flows from financing activities
Capital stock	4,000	76,601
Additional paid-in capital	5,012,000	—
Follow-on offering	—	129,600,000
Underwriters’ over allotment option exercised	—	8,281,890
Issuance costs	—	(8,199,147)
Deemed dividends	(287,500)	—
Dividends paid	(10,650,000)	(13,714,540)
Deferred finance charges	(110,000)	(145,795)
Overdraft facility	(200,000)	—
Customer deposits	1,983,272	3,190,821
Loan repayment	(57,187,760)	(48,757,211)
Proceeds from short-term bridge facility	—	26,500,000
Proceeds from long-term debt	100,430,000	27,067,500
Net cash provided by financing activities	$38,994,012	$123,900,119
Net (decrease)/increase in cash and cash equivalents	(12,063,372)	21,968,001
Cash and cash equivalents at beginning of year	23,210,243	11,146,871
Cash and cash equivalents at end of period	$11,146,871	$33,114,872
Supplemental Cash Flow Information:
Cash paid during the period for interest	$5,968,892	$9,329,123
Non cash items:
Fair value of below market acquired time charter	1,982,000	1,572,000

About STEALTHGAS INC.

Headquartered in Athens, Greece, STEALTHGAS INC. is a ship-owning company principally serving the liquefied petroleum gas (LPG) sector of the international shipping industry. STEALTHGAS INC. currently has a fleet of 36 LPG carriers with a total capacity of 156,399 cubic meters (cbm). Upon the completion of one scheduled disposal by the end of February 2008 and the acquisition and the acquisition of an additional second-hand LPG carrier expected to be delivered in February 2008, STEALTHGAS INC.’s fleet will be composed of 36 LPG carriers with a total capacity of 160,286 cbm. In addition, STEALTHGAS INC has entered into agreements to acquire two new M.R. type Product Carrier vessels of 47,000 tons deadweight each. One of these has already been delivered to the Company on January 2008 while the other is to be delivered to the Company at the end of February 2008.

STEALTHGAS Inc.’s shares are listed on NASDAQ and trade under the symbol “GASS.”

Forward-Looking Statements

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although STEALTHGAS INC. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, STEALTHGAS INC. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in STEALTHGAS INC.’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by STEALTHGAS INC. with the US Securities and Exchange Commission.

Visit our website at www.stealthgas.com

Company Contact:

Andrew J. Simmons

Chief Financial Officer

STEALTHGAS INC.

011-30-210-6250-001

E-mail: simmons@stealthgas.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2008

STEALTHGAS INC.
By:	/s/ Andrew J. Simmons
Name:	Andrew J. Simmons
Title:	Chief Financial Officer